APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Healthy Does Not Mean Boring, LLC
Balance Sheet - unaudited
For the period ended 04-30-21

	Current Period	
	30-Apr-21	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Kara Fambro, certify that:

1. The financial statements of Healthy Does Not Mean Boring LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Healthy Does Not Mean Boring LLC has not been included in this Form as Healthy Does Not Mean Boring LLC was formed on 04/24/2021 and has not filed a tax return to date.

Signature   _Kara Fambro_ _____

Name: Kara Fambro _____

Title: Executive Chef _____